ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                         HIGH RIVER LIMITED PARTNERSHIP
                                JANA PARTNERS LLC

                                                              March 10, 2005

VIA FEDERAL EXPRESS AND FACSIMILE
----------------------------------
Mr. Luke R. Corbett
Chairman and Chief Executive Officer
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Dear Mr. Corbett:

         We are writing in response to the March 8th announcement by Kerr-McGee Corporation ("KMG") regarding the board's decision to approve the sale of KMG's chemicals business and the repurchase of $1 billion of shares. We are encouraged that KMG agrees with our position with respect to the sale of its chemicals business. However, the board did not address the substance of our proposal - taking advantage of the significant arbitrage opportunity we outlined. We have spoken with several of KMG's largest shareholders, and we found that each believes that:

o KMG should not miss the  opportunity to LOCK IN HIGH OIL PRICES;
o KMG should STOP WASTING MONEY ON HIGH-RISK EXPLORATION;  and
o KMG should RETURN MORE MONEY TO SHAREHOLDERS IMMEDIATELY.

         We continue to believe that if KMG were to consummate the VPP transaction described in our March 3rd letter, it would unlock significant shareholder value. Furthermore, contrary to KMG's mischaracterization of our proposal, we are not seeking "quick cash." As such, given current market conditions, if KMG were to consummate the VPP transaction we proposed and commence a tender offer (as opposed to an uncertain and open-ended buy back such as that approved by the board) to repurchase its shares at $90 per share, WE WOULD COMMIT NOT TO SELL OUR SHARES IN SUCH AN OFFER.

         KMG has expressed concern that returning capital to its shareholders would limit its ability to conduct exploratory drilling activities. That is exactly our point - we believe KMG can spend its money much more judiciously than to continue spending money on high-risk exploration. Extrapolating from your public filings, we see that KMG's 3-year historic average exploration costs through the drill bit (including revisions) are approximately $40 per boe (excluding Westport and other acquisitions). At its current share price (and assuming a value for the chemicals business within management's estimated range), KMG now has the opportunity to repurchase its own shares and thereby repurchase its own reserves at between $11 and $12 per boe.

         We believe that KMG has destroyed shareholder value through its exploratory activities over the last three years. We do not seem to be alone in our opinion. In addition to the several large KMG shareholders with whom we have spoken, Goldman Sachs, in a research report released on March 7th, stated as follows:

              "Our concern with Kerr-McGee's current E&P business model is that its strategy of trying to offset the steep declines inherent in its mature, short-lived core E&P asset base does not appear to be a good fit with a high-risk deepwater exploration strategy. If allowed to continue, WE SEE A HIGH LIKELIHOOD THAT KERR-MCGEE COULD SQUANDER THE BENEFITS OF HIGH OIL PRICES. . . . We believe that the most attractive solution would be for Kerr-McGee to "produce out" its E&P reserves. Given our view that Kerr-McGee's E&P business is capable of generating substantial cash flow, THE KEY TO UNLOCKING THE VALUE WOULD BE TO SPEND MINIMAL AMOUNTS OF CAPEX, ESSENTIALLY DEPLETE OUT ITS RESERVES OVER TIME, AND RETURN REMAINING CASH FLOWS BACK TO THE SHAREHOLDERS. We believe Kerr-McGee could choose to take advantage of currently high commodity forward prices to lock in value for its reserves. "1 (emphasis added)

         KMG's board should be focused on maximizing value for its shareholders, the constituency to whom the board owes its fiduciary duties. We are dismayed that KMG has chosen to make dismissive public statements instead of taking seriously our proposal for enhancing shareholder value. To resort to meaningless rhetoric is wasteful, just as, unfortunately for shareholders, we believe much of KMG's exploratory drilling activity has been. Although we believe that a proxy fight would be a debilitating exercise for all involved, if KMG continues to ignore what we believe is the obvious way to unlock shareholder value, we will press forward to seek to elect the undersigned to the board at the upcoming annual meeting of shareholders. Further, if oil prices were to decline and KMG were to miss the significant and unique arbitrage opportunity that currently exists, management and the board will be responsible for having destroyed shareholder value.

                                                     Very truly yours,

                                                     CARL C. ICAHN

                                                     BARRY ROSENSTEIN


SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF PROXIES BY MESSRS. CARL ICAHN AND BARRY ROSENSTEIN AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF KERR-MCGEE CORPORATION FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF KERR-MCGEE CORPORATION.

--------
1 We have not received, nor have we sought, permission from Goldman Sachs to publish excerpts from this research report.